UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 6 - 2012 issued by TORM A/S to The Copenhagen Stock Exchange on March 1, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: March 1, 2012	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

Annual Report 2011

"TORM A/S is in a very difficult situation at the release of the 2011 Annual Report, as the deterioration in the global economy and excess tonnage capacity severely impact the product tanker freight market for the third year running. Therefore, TORM A/S is pursuing a long-term comprehensive financing solution that will enable the Company to operate efficiently through the global crisis and restore profitability. This is possible if a sequence of preconditions are met. We hope that TORM and its important stakeholders reach a clarification shortly. As a consequence of the situation we have highlighted the uncertainty in the statement by management, says Chairman of the Board, N.E. Nielsen."

•
In 2011, the Company incurred a loss before tax of USD 451 million. The result is unsatisfactory and impacted by an impairment loss of USD 200 million and a net loss from sale of vessels of USD 53 million.

•
Throughout 2011, the Tanker Division's earnings were negatively impacted by low freight rates. The global product tanker market was marked by the continued tonnage influx in 2011. Demand growth was affected by global economic uncertainty affecting the refined product consumption negatively, a general absence of arbitrage opportunities and events occurring in among others Japan and the Arab countries.

•
The dry bulk freight rates were under pressure, and volatility prevailed during 2011 driven by seasonality and the adverse effects of the Japanese earthquake and Australian floodings. Moreover, the net growth of the global bulk fleet reached an unprecedented level in 2011, which negated the growth in demand.

•
The Company's 2011 performance was negatively impacted by a USD 53 million net loss from the sale of vessels. This amount consists of a net loss of USD 12 million from the sale of six product tankers sold during 2011 and the cancellation of one product tanker plus a total loss of USD 41 million from sale of two bulk newbuilding contracts.

•
As stated in announcement no. 19 dated 17 November 2011, TORM is pursuing a long-term comprehensive financing solution. One cornerstone is an amended and extended repayment schedule of the Company's vessel financing of USD 1,872 million. TORM and the Company's bank group agreed on a temporary deferral of installments and covenant standstill, which most recently has been extended until 1 March 2012.

•	As of 31 December 2011, cash and cash equivalents amounted to USD 86 million and undrawn credit facilities to USD 53 million.

•	As of 31 December 2011, outstanding CAPEX relating to the order book amounted to USD 82 million.

•
In accordance with IFRS, TORM has tested the carrying amount of its assets to determine if there is any impairment as of 31 December 2011. As a consequence, TORM has recognized an impairment loss of USD 200 million, which is related to tanker fleet values (USD 187 million) and the investment in FR8 (USD 13 million). Based on brokers' valuations, TORM's fleet including the order book had a market value of USD 1,797 million as of 31 December 2011. This is USD 612 million less than the impaired book value.

•
As of 31 December 2011, equity amounted to USD 644 million (DKK 3,703 million), corresponding to USD 9 per share (DKK 53) excluding treasury shares, giving TORM an equity ratio of 23%. Thereby, the Company was in breach on its financial covenant relating to an equity ratio of minimum 25% as of 31 December 2011. Accordingly, the Company's mortgage debt and bank loans have been reclassified as current liabilities.

•
With the current freight rate level and the fact that the debt is payable on demand, TORM is required to conclude a long-term comprehensive financing solution shortly to ensure the Company's operations and liquidity throughout 2012. The statement by management on the annual report reflects the uncertainty regarding the completion of a voluntary long-term comprehensive solution.

•	As a consequence of the uncertainty with respects to going concern, the independent auditors have issued a disclaimer of opinion.

Announcement no. 6 / 1 March 2012	Annual Report 2011	1 of 5

•
As of 31 December 2011, 14% of the total earning days in the Tanker Division for 2012 had been covered at USD/day 15,002 and 87% of the total earning days in the Bulk Division at a rate of USD/day 13,906.

•
The financial result for 2012 is subject to considerable uncertainty given TORM's situation and the changes to the Company's business model that may follow. Consequently, TORM has decided not to provide earnings guidance for 2012 before a long-term comprehensive financing solution is in place.

•	The Board of Directors proposes that no dividend be distributed for 2011.

Teleconference	Contact TORM A/S

TORM will be holding a teleconference for financial analysts and investors at 15:00 Danish time today. Please call 10 minutes before the conference is due to start on +45 3271 4607 (from Europe) or +1 887 491 0064 (from the USA). The presentation documents can be downloaded from TORM's website.

Tuborg Havnevej 18
DK-2900 Hellerup, Denmark
Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93
www.torm.com
Jacob Meldgaard, CEO, tel.: +45 39 17 92 00
Roland M. Andersen, CFO, tel.: +45 39 17 92 00
Christian Søgaard, IR, tel.: + 45 30 76 12 88

About TORM

TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 160 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K. Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 6 / 1 March 2012	Annual Report 2011	2 of 5

FIVE-YEAR KEY FIGURES

USD million	2011	2010	2009	2008	2007
INCOME STATEMENT
Revenue	1,305	856	862	1,184	774
Time charter equivalent earnings (TCE)	644	561	633	906	604
Gross profit	81	180	243	538	334
EBITDA	-44	97	203	572	288
Operating profit/(loss) (EBIT)	-389	-80	50	446	199
Financial items	-63	-57	-69	-86	605
Profit/(loss) before tax	-451	-136	-19	360	804
Net profit/(loss) for the year	-453	-135	-17	361	792
Net profit/(loss) for the year excl. impairment charge	-253	-100	3	361	792

BALANCE SHEET
Non-current assets	2,410	2,984	2,944	2,913	2,703
Total assets	2,779	3,286	3,227	3,317	2,959
Equity	644	1,115	1,247	1,279	1,081
Total liabilities	2,135	2,171	1,981	2,038	1,878
Invested capital	2,404	2,987	2,926	2,822	2,618
Net interest bearing debt	1,787	1,875	1,683	1,550	1,548
Cash and cash equivalents	86	120	122	168	105

CASH FLOW
From operating activities	-75	-1	116	385	188
From investing activities	168	-187	-199	-262	-357
thereof investment in tangible fixed assets	-118	-254	-289	-378	-252
From financing activities	-128	186	37	-59	242
Total net cash flow	-34	-2	-46	63	73

KEY FINANCIAL FIGURES *)
Gross margins:
TCE	49.4%	65.5%	73.4%	76.5%	78.0%
Gross profit	6.2%	21.0%	28.2%	45.4%	43.2%
EBITDA	-3.4%	11.3%	23.5%	48.3%	37.2%
Operating profit	-29.8%	-9.3%	5.8%	37.7%	25.7%
Return on Equity (RoE)	-51.5%	-11.4%	-1.3%	30.6%	67.1%
Return on Invested Capital (RoIC) **)	-14.4%	-2.7%	1.7%	16.4%	10.2%
Equity ratio	23.2%	33.9%	38.6%	38.6%	36.5%
Exchange rate DKK/USD, end of period	5.75	5.61	5.19	5.28	5.08
Exchange rate DKK/USD, average	5.36	5.62	5.36	5.09	5.44

SHARE RELATED KEY FIGURES *)
Earnings/(loss) per share, EPS (USD)	-6.5	-2	-0.3	5.2	11.4
Diluted earnings/(loss) per share, EPS (USD)	-6.5	-2	-0.3	5.2	11.4
Cash flow per share, CFPS (USD)	-1.1	0	1.7	5.6	2.7
Proposed dividend per share (USD) ***)	0	0	0	0.76	0.89
Proposed dividend per share (DKK)	0	0	0	4	4.5
Extraordinary dividend per share (DKK)	0	0	0	4.5	27.5
Share price in DKK, end of period (per share of DKK 5 each)	3.7	39.7	50.7	55.5	178.2
Number of shares, end of period (million)	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average (million)	69.6	69.3	69.2	69.2	69.2

*) Key figures are calculated in accordance with recommendations from the Danish Society of Financial Analysts. The comparative  figures are restated to reflect the change in the denomination of the Company’s shares from DKK 10 per shar

**) Return on Invested Capital. Defined as: Operating profit divided by average Invested capital, defined as average of beginning and ending balances of (equity plus Net interest bearing debt less Non-operating assets).

***) Proposed dividend per share has been translated to USD using the USD/DKK exchange rate at year end for the year in question.

Announcement no. 6 / 1 March 2012	Annual Report 2011	3 of 5

Chairman and CEO statement
(included in the announcement with reference to the Company's situation)

 "TORM A/S is in a very difficult situation at the release of the 2011 Annual Report, as the deterioration in the global economy and excess tonnage capacity severely impact the product tanker freight market for the third year running. Therefore, TORM A/S is pursuing a long-term comprehensive financing solution that will enable the Company to operate efficiently through the global crisis and restore profitability. This is possible if a sequence of preconditions are met. We hope that TORM and its important stakeholders reach a clarification shortly. As a consequence of the situation we have highlighted the uncertainty in the statement by management", says Chairman of the Board, N.E. Nielsen."

LONG-TERM COMPREHENSIVE FINANCING SOLUTION
During 2011, TORM's main focus was to improve its liquidity position and strengthen its balance sheet. In April 2011, TORM announced plans to raise approximately USD 100 million of new share capital through a fully underwritten rights issue. Furthermore, TORM agreed in June an amendment to a revolving credit facility agreement that matures in 2013 with a bullet payment of USD 630 million.

However, the renewed global economic uncertainty accelerated into the second half of 2011, and TORM decided that the planned rights issue and the bank agreement alone were insufficient and thereby not responsible to complete. Instead TORM decided to pursue a more comprehensive financing solution that is planned to consist of five main levers:

First, TORM initiated negotiations with its banks for an amended and extended repayment schedule of all its debt, and a temporary deferral of installments and covenants standstill has been agreed and latest extended until 1 March 2012. The Annual Report for 2011 is prepared under the assumption that the temporary deferral is extended until a clarification has been reached.

Second, TORM has over the last couple of years reduced administrative costs by 21% and OPEX per day by 16% despite underlying inflationary pressure. TORM will continue its ongoing efficiency program with further cost and cash improving initiatives with an expected cumulative impact of a minimum of USD 100 million over the next three years.

Third, as part of the plan TORM minimized the newbuilding program and actively preserves liquidity and reduces debt.In the fourth quarter of 2011, TORM cancelled one MR newbuilding scheduled for delivery in 2013. In addition, the Company sold the last two dry bulk newbuilding contracts due to a cautious view on the dry bulk market going forward as well as to secure liquidity and reduce debt. As of 31 December 2011, TORM had three MR vessels remaining in the order book, which are fully financed.

Fourth, TORM addressed the issue that it had entered into a number of charter-in agreements during the cyclical high markets of 2007-2008. This time charter portfolio is significantly misaligned with the current market level, and TORM has initiated discussions with the time charter partners aimed at amending the charter-in rates and agreements.

Fifth, TORM is working on creating the foundation for an equity issue, which will be included in a long-term comprehensive financing solution.

Announcement no. 6 / 1 March 2012	Annual Report 2011	4 of 5

With the current freight rate level and the fact that USD 1.9 billion of debt that is payable on demand and accordingly classified as current liabilities, TORM is required to conclude a long-term comprehensive financing solution shortly to ensure the Company's operations and liquidity for 2012. The statement by management on the annual report reflects the uncertainty regarding the completion of a voluntary long-term comprehensive solution.

The financial result for 2012 is subject to considerable uncertainty given TORM's situation and the changes to the Company's business model that may follow. Consequently, TORM has decided not to provide any earnings guidance for 2012 until a clarification is in place.

The Company hopes that the continued cooperation of all major stakeholders will provide a solution to the current difficulties shortly.

2011
TORM incurred a loss before tax and impairment losses of USD 251 million in 2011. The performance is in line with the revised forecast of 23 December 2011. The result includes negative vessel sale adjustments of USD 53 million that were completed to bolster liquidity and reduce debt (net proceeds of USD 281 million excl. sale of bulk newbuilding contracts). TORM recognized impairment losses of USD 200 million related to tanker fleet values (USD 187 million) and the investment in FR8 (USD 13 million) as of 31 December 2011. This resulted in a total loss before tax of USD 451 million for 2011.

This result is clearly unsatisfactory and mainly driven by the prevailing adverse market conditions in the product tanker segments as well as related impairment losses. Freight rates, particularly in the larger segments, LR2 and LR1, suffered from the global economic downturn and the oversupply of vessels. Nevertheless, by leveraging strong customer relationships and scale benefits TORM continued to achieve high fleet utilization as well as earnings above spot market benchmarks.

The dry bulk market also suffered from high freight rate volatility throughout 2011. Freight rates were generally at a lower level than experienced in 2010. However, TORM succeeded in concluding a number of COAs with large industrial clients and commodity traders. The conclusion of these contracts forms part of TORM's transformation from a tonnage provider to an integrated freight service provider in the dry bulk segment.

During the year, TORM took delivery of four MR newbuildings and reduced its owned fleet by six product tankers. Two older MR product tankers were sold as part of TORM's strategy to own and operate a modern fleet. In addition, the Company entered into sale and leaseback agreements for two LR2 vessels and sold two other LR2 vessels.

TORM continued to trim the daily operations throughout 2011, despite the uncertainty surrounding the Company's financial position. A dedicated effort from the entire organization drove improvements on the Company's commercial, cost and quality performance. This is described in more detail in TORM's Annual Report 2011.

TORM would like to thank all stakeholders for their continued support.

N.E. Nielsen, Chairman of the Board	Jacob Meldgaard, CEO

Announcement no. 6 / 1 March 2012	Annual Report 2011	5 of 5